SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 25, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒                                 Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐                                 No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐                                 No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosures:

Nokia stock exchange releases dated April 25, 2014:

Notification under Chapter 9, Section 10 of the Finnish Securities Markets Act

Nokia completes sale of substantially all of its Devices & Services business to Microsoft

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STOCK EXCHANGE RELEASE

April 25, 2014

Nokia completes sale of substantially all of its Devices & Services business to Microsoft

Nokia Corporation
Stock exchange release
April 25, 2014 at 13.55 (CET +1)

Espoo, Finland — Nokia today announced that it has completed the sale of substantially all of its Devices & Services business to Microsoft.

The transaction, which also includes an agreement to license patents to Microsoft, was originally announced on September 3, 2013.

As earlier communicated, the transaction was subject to potential purchase price adjustments. The estimate of the adjustments made for net working capital and cash earnings was slightly positive for Nokia, and we currently expect the total transaction price to be slightly higher than the earlier-announced transaction price of EUR 5.44 billion after the final adjustments are made based on the verified closing balance sheet.

Additionally, as is customary for transactions of this size, scale and complexity, Nokia and Microsoft made certain adjustments to the scope of the assets originally planned to transfer. These adjustments included Nokia’s manufacturing facilities in Chennai in India and Masan in the Republic of Korea not transferring to Microsoft. These adjustments have no impact on the material deal terms of the transaction and Nokia will be materially compensated for any retained liabilities.

In India, our manufacturing facility is subject to an asset freeze by the Indian tax authorities as a result of ongoing tax proceedings. Consequently, the facility remains part of Nokia following the closing of the transaction. Nokia and Microsoft have entered into a service agreement whereby Nokia would produce mobile devices for Microsoft.

In Korea, Nokia and Microsoft agreed to exclude the Masan facility from the scope of the transaction. Nokia will now take steps to close the facility, which employs approximately 200 people.

Amid the uncertainty for our employees in Chennai and because of the planned closure of our facility in Masan, Nokia plans to offer a program of support, including financial assistance which would give our employees the chance to explore opportunities outside Nokia starting from a sound financial base. The company plans to bring to Chennai and Masan elements of its Bridge program, which we have made available for employees affected by company changes in other sites.

The convertible bonds issued by Nokia to Microsoft following the announcement of the transaction have been redeemed and netted against the deal proceeds by the amount of principal and accrued interest.

As previously announced, the following Nokia leaders have stepped down from the Nokia Leadership Team and transferred to Microsoft at closing, effective April 25, 2014: Stephen Elop, Jo Harlow, Juha Putkiranta, Timo Toikkanen, and Chris Weber. Until further notice, Nokia’s interim governance model announced on September 3, 2013 is in place.

Nokia plans to cover in further detail aspects of the closing of the transaction in conjunction with its first quarter 2014 results announcement on April 29, 2014.

Now that the closing of this transaction has taken place, Nokia is arranging a Board of Directors meeting for early next week in relation to its strategy assessment which was originally disclosed on September 3, 2013.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) purchase price adjustments related to the sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.; B) expectations with respect to production facilities; C) expectations, plans or benefits related to or caused by the Sale of the D&S Business; D) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that were not be divested in connection with the Sale of the D&S Business; E) expectations, plans or benefits related to changes in leadership and operational structure; F) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 2) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith; 3) disruption and dissatisfaction among employees caused by the Sale of the D&S Business; 4)

the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 5) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 6) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 7) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our fourth quarter and full year 2013 results report available for instance at www.nokia.com/financials. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a technology leader with three strong businesses: NSN, which offers network infrastructure; HERE, which offers location-based services; and Advanced Technologies, which is focused on advanced technology development and licensing. http://company.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

http://company.nokia.com

STOCK EXCHANGE RELEASE

April 25, 2014

Notification under Chapter 9, Section 10 of the Finnish Securities Markets Act

Nokia Corporation
Stock exchange release
April 25, 2014 at 15:35 (CET +1)

Espoo, Finland — Nokia announces that the potential holdings by Microsoft in Nokia have decreased below 5% as a result of the redemption of convertible bonds at the closing of the sale of substantially all of Nokia’s Devices & Services business to Microsoft.

Nokia has on April 25, 2014 received flagging notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from Microsoft Corporation, Microsoft Asia Island Limited and Microsoft Mobile Oy.  The holdings notified relate to EUR 1.5 billion financing in the form of three convertible bonds (“Bonds”) issued by Nokia and subscribed for by Microsoft on September 2013. The conversion of the Bonds would have resulted in the acquisition of Nokia shares and related voting rights.  If all the Bonds had been converted into shares of Nokia this arrangement could have led to bondholder’s  holdings in Nokia to be altogether 367 524 324 shares and voting rights, representing 8.9 % of all the shares and voting rights in Nokia as calculated based on current amount of shares added with shares from conversion of  the Bonds.

Microsoft Asia Island Limited and Microsoft Mobile Oy announced that Microsoft Asia Island Limited’s holdings in Nokia shares based on the Bonds have decreased below 5% on April 24, 2014 after it assigned the Bonds to Microsoft Mobile Oy and, consequently, Microsoft Mobile Oy’s holdings were raised above 5%.

In accordance with our agreement with Microsoft, the Bonds were redeemed at closing of the sale of substantially all of Nokia’s Devices & Services business to Microsoft and the nominal value and accrued interest of the Bonds were netted against the proceeds from the sale. Consequently, Microsoft Mobile Oy’s holdings in Nokia decreased below 5% at closing on April 25, 2014 as the bonds were redeemed.

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Microsoft Asia Island Limited (Tax ID: 34593) has its head office in Bermuda and is an indirectly wholly owned subsidiary of Microsoft Corporation (Tax ID: 600413485).

Microsoft Mobile Oy (Business ID: 2583660-5) has its head office in Finland is an indirectly wholly owned subsidiary of Microsoft Corporation (Tax ID: 600413485).

Microsoft Corporation (tax ID: 600413485) has its head office in the US.

The current number of shares and voting rights in Nokia is 3 744 994 342.

About Nokia

Nokia is a technology leader with three strong businesses: NSN, which offers network infrastructure; HERE, which offers location-based services; and Advanced Technologies, which is focused on advanced technology development and licensing. http://company.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

http://company.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2014		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal

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